Exhibit 99.1

DRYSHIPS INC. ANNOUNCES CERTAIN UPDATES

March 15, 2018, Athens, Greece - DryShips Inc. (NASDAQ: DRYS) ("DryShips" or the "Company"), a diversified owner of ocean going cargo vessels, announced today the following updates:
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As of March 14, 2018, the Company has repurchased a total of 1,724,942 shares of its common stock for an aggregate amount of $6.7 million, including commissions, pursuant to its previously announced stock repurchase program under which the Company may repurchase up to $50.0 million of its outstanding common stock.

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On March 8, 2018, the Company signed the previously announced $30.0 million secured credit facility with a commercial lender. The $30.0 million secured credit facility is secured by two of the Company's drybulk vessels, has a tenor of six years, bears an interest rate of LIBOR plus margin, is repayable in quarterly installments and has customary financial covenants. The Company drew down the full amount of the facility on March 13, 2018.

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On March 7, 2018, the Company's previously announced $35.0 million secured credit facility with a commercial lender was fully drawn down. The $35.0 million secured credit facility is secured by three of the Company's drybulk carriers, has a tenor of six years, bears an interest rate of LIBOR plus margin, is repayable in quarterly installments and has customary financial covenants.

About DryShips Inc.

The Company is a diversified owner of ocean going cargo vessels that operate worldwide. The Company owns a fleet of 35 vessels comprising of (i) 12 Panamax drybulk vessels; (ii) 4 Newcastlemax drybulk vessels; (iii) 5 Kamsarmax drybulk vessels; (iv) 1 Very Large Crude Carrier; (v) 2 Aframax tankers; (vi) 1 Suezmax tanker; (vii) 4 Very Large Gas Carriers and (viii) 6 offshore support vessels, including 2 platform supply and 4 oil spill recovery vessels.
DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."
Visit the Company's website at www.dryships.com
Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect the Company's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company's inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk commodities, oil or natural gas, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by DryShips Inc. with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to publicly update or revise any forward-looking statements, except as required by law. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.
Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com